UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
TPFG Enterprises, Inc

Legal status of issuer

    Form
    Incorporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 25, 2024

Physical address of issuer
155 Water Street STE 520
Brooklyn NY 11201

Website of issuer
https://opportunity.taxprosfinancialgroup.com/

Name of intermediary through which the Offering will be conductedston
ChainRaise

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Prairie Portal & Exchange LLC

Type of security offered
Common Shares

Target number of Securities to be offered
250,000

Price (or method for determining price)
$1

Target offering amount (Minimum)
$250,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
March 24, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
None

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$197,087.00	$0.00
Cash & Cash Equivalents	$1,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss/Profit	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 25, 2025

FORM C

Up to $5,000,000.00

TPFG Enterprises, Inc



Common Shares

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TPFG Enterprises, Inc, a Delaware Incorporated Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Shares of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100	$5	$95
Aggregate Minimum Offering Amount	$250,000.00	$12,500.00	$237,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://opportunity.taxprosfinancialgroup.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 25, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON PRAIRIE PORTAL & EXCHANGE LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://opportunity.taxprosfinancialgroup.com/

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all ofb the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

TPFG Enterprises, Inc (the "Company") is a Delaware Incorporated Company, formed on July 25, 2024.

The Company is located at: 155 Water Street, Suite 520, Brooklyn NY 11201

The Company's website is : https://opportunity.taxprosfinancialgroup.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

TPFG aims to evolve into a multi- billion dollar company with the implementation of a financial services network spanning multiple markets and product lines. It plans to provide a comprehensive one- stop financial services solution for tax and financial services professionals.

Created by the founder of the 33- year-old firm, Thompson & Company CPAs, this will be accomplished with its digital age proprietary AI driven technology, planned rollout of the Tax Pros Express turnkey Franchises along with the inception and acquisition of additional complementary entities.

The Offering

Minimum amount of Common Stock being offered	250,000
Total Common Stock outstanding after Offering (if minimum amount reached)	45,250,000
Maximum amount of Common Stock	5,000,000
Total Common Stock outstanding after Offering (if maximum amount reached)	50,000,000 units
Purchase price per Security	$1
Minimum investment amount per investor	$100
Offering deadline	March 24, 2026
Use of proceeds	See the description of the use of proceeds on page below hereof.
Voting Rights	See the description of the voting rights on page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 25, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our [research, development or commercialization programs, product launches or marketing efforts,] any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Winston Thomspson who is the Member of the Company. The Company has or intends to enter into employment agreements with Winston Thomspson although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dr Alberto or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Winston Thomspson in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of xxx die

or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Changes in government regulation could adversely impact our business.

The industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our services are also subject to regulation, and additional regulation is under consideration. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behaviour driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Risks Related to the Securities

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company has the right to extend the Offering deadline, and your investment may continue to be held in escrow until the extended deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Investors shall have no inspection or information rights.
Investors will not have the right to inspect the Company's books and records or to receive financial or other information from the Company other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual

report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT

BUSINESS

Description of the Business

TPFG aims to evolve into a multi- billion dollar company with the implementation of a financial services network spanning multiple markets and product lines. It plans to provide a comprehensive one- stop financial services solution for tax and financial services professionals.

Created by the founder of the 33- year-old firm, Thompson & Company CPAs, this will be accomplished with its digital age proprietary AI driven technology, planned rollout of the Tax Pros Express turnkey Franchises along with the inception and acquisition of additional complementary entities.

Business Plan (Detailed)

At its core, our goal is to expand and to provide tax services, wealth management, CFO advisory services, and business growth solutions to accountants, CPAs, financial and tax professionals, so they can better service their clients and generate revenue through multiple income streams year-round. TPFG is a one-stop financial services outfit created by Thompson & Company CPA. At its core TPFG will provide Wealth Management Services to Accountants, CPAs and Tax Professionals.

The company's aim is to deliver a product that allows these targeted professionals to grow their businesses and offer a comprehensive set of wealth building services to their clients. This new-age, revolutionary program is branded as TAXPROS WEALTH MANAGEMENT PROGRAM.

TPFG's WEALTH MANAGEMENT PROGRAM, tailored for Accountants, CPAs and Tax Professionals, the program gives these businesses added services that expand their businesses by allowing them to offer existing clients a full range of wealth-building and financial services.

With expanded products, consistently providing steamed leads, vetted financial services providers and fully optimized AI driven marketing and subscription based online learning, they will now be able to service clients in all 50 states regardless of their location with our virtual and brick and mortar franchises.

History of the Business

TPFG Enterprises Inc. (TPFG) is a newly-formed entity, created by the founder of a 33-year-old full-service CPA firm, Thompson & Company CPAs (TCO). TPFG will be the beneficiary of the solutions to the many challenges faced by TCO over the years and as a result, is well positioned to experience efficient and sustainable growth by applying the technology that brings together the financial services, and tax and accounting services, in a cohesive and seamless manner.

The Company's Products and/or Services

- Franchising (accounting & tax services)
- Financial products & services
- Memberships in Wealth Building club
- Mergers and acquisitions of small & regional firms in the industry.

Competition

Jackson Hewitt Tax: 6,500 employees, 6,000 franchised and company owned locations, 3,000+ locations in Walmart, $1 billion + revenue.

Liberty Tax: 6,000 employees, 30,000 tax preparers, 4,000 offices, $1 billion + revenue.

H&R Block: 16,223 employees, 90,000 including seasonal, 12,000 offices, $3.4 billion revenue

Supply Chain

The Company does not rely on specific suppliers, within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may not have a material adverse effect on the Company's operational and financial performance.

Customer Base

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

The company's customer base is: Accountants, CPAs and Tax Professionals

Intellectual Property

Trademarks

None

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity: None

Other

The Company's principal address is 155 Water Street Suite 520, Brooklyn NY 11201
The Company intends to conduct business in:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$12,500	5%	$250,000
Estimated Attorney Fees	3%	$7,500	3%	$150,000
Estimated Accountant/Auditor Fees	2%	$5,000	2%	$100,000
General Marketing	30%	$75,000	30%	$1,500,000
Software Research and Development	25%	$62,500	25%	$1,250,000
Consultants & Future Wages	5%	$12,500	5%	$250,000
Repayment of Debt	0.00%	$0.00	0.00%	$0.00
General Working Capital	30%	$75,000	30%	$1,500,000
Total	100.00%	$250,000.00	100%	$5,000,000.00

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon company discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Winston Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President/Chief Executive Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO. Management, Marketing, Client Relationship Manager

Education
Masters Degree Finance - Pace University

Name
Dr. Alberto Alexander

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, Director of Operations, Business Financing and Affiliate Marketing - 2024 to Present

Education
Master Degree in Business & Finance - NYU

Officers

Name
Ebenezer Anang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
 Partner: Director of Tax Services

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Preparation of financial statements, Tax Returns and Tax planning services

Education
BSC.Accounting - Baruch College

Name
Joseph Aloi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Partner - Director of Accounting Services

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Accounting & Tax Services - 1995 to Present
Education
Masters - West Virginia University

Name
Joseph Reid

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Franchise Marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Affiliate Marketing - 2017 to Present

Education
Masters Degree - Engineering & Marketing

Name
Donnyell Bourgeois, CPA

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Management Advisory & CFO Services

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO, Advisory Services - 2009 to Present

Education
Masters Degree - Seton Hall University

Name
Larry Mitchell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
SaaS & AI, Technology Development Solutions & Digital Marketing 2023 - Present

Education
University of South Florida

Name
Vikram Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Marketing Development Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
IT Software & Digital Marketing Specialist 2024 to Present

Education
Masters of Computer Engineering - NYU

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has nil employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	45,000,000
Voting Rights	One vote for every share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No Limitations
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:
None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are list names:

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
TCO Wealth Management Corp.	66,7%
TPFG Founders Group LLC	33,3 %

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, funding has been received from family and friends.

After the offering, we should expect to have enough liquidity to execute our business plan for 2025-27. Our main challenge is obtaining our minimum funding request of $250,000. Such funding will create the necessary incentives to attract
friends and family participation.

The Company expects to achieve profitability within the next 18 months by taking the following steps:

1) Launch of it's unique SaaS Driven Franchise Program
2) Acquisition of two CPA Accounting and tax firms
3) Launch of our Tax Pros Wealthbuilder Master Affiliate Program.

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the Offering: None

Capital Expenditures and Other Obligations

The Company does not intend to make material capital expenditures in the future.

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Units of Common Shares for up to $5,000,000.00 .The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 24, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Prairie Portal & Exchange LLC, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and ByLaws of the Company in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common shares, par value $1 per share, of which 45,250,000 common shares will be issued and outstanding.

Extracts from the By-laws

Qualification of Voters

Unless otherwise provided in the Certificate of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Power of Board and Qualification of Directors

The Board of Directors shall manage the business of the Corporation.

Compensation of directors

The board of Directors shall have authority to fix the compensation of directors for services in any capacity.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:
None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TPFG Enterprises, Inc
_____
(Issuer)

Winston Thompson
_____
(By)

President /CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s Winston Thompson
_____
(Signature)

COO
_____
(Title)

Dr. Alberto Alexander
_____
(Name)

03 April 2025
_____
(Date)

/s Dr Alberto Alexander

_____
(Signature)

_____
(Title)

Dr Alberto

_____
(Name)

03 April 2025

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript

EXHIBIT A

Financial Statements

TPFG ENTERPRISES, INC
BALANCE SHEET
OCTOBER 31, 2024

+

Kevin Dawud Amin
Certified Public Accountant
26 Hitchcock Place, Suite One, Montclair, NJ 07042
Phone ~ 973-569-0077   Fax ~ 973-569-0078

TPFG ENTERPRISES, INC.

TABLE OF CONTENTS

Audit Report of Accountant

To the President of TPFG Enterprises, Inc.

Opinion

We have audited the balance sheet of TPFG Enterprises, Inc. ("TPFGE") as of October 31, 2024. In our opinion, the balance presents fairly, in all material respects, the financial position of TPFGE as of October 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TPFGE and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

 In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TPFGE's ability to continue as a going concern for [insert the time period set by the applicable financial reporting framework, which for FASB-reporting entities is one year after the date that the financial statements are issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

See Accountant's balance sheet and accompanying notes to this audit report.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TPFGE's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TPFGE's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Kevin Dawud Amin
Certified Public Accountant
Montclair, New Jersey
November 4, 2024

See Accountant's balance sheet and accompanying notes to this audit report.

BALANCE SHEET
OCTOBER 31, 2024

ASSETS

<u>Current Assets</u>		
Cash	1,000	
Total Current Assets		1,000
<u>Non-Current Assets</u>		
Capitalized Startup Costs - Note 3	196,087	
Total Non-Current Assets		196,087
Total Assets		197,087

STOCKHOLDER'S' EQUITY

<u>Stockholders' Equity</u>		
Common Stock – Note 4	1,000	
Paid In Capital	196,087	
Total Stockholders' Equity		197,087
Total Stockhilders' Equity		197,087

See Accountant's audit report and accompanying notes to this balance sheet.

TPFG ENTERPRISES, INC.

NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2024

NOTE 1	DESCRIPTION OF BUSINESSS

TPFG Enterprises, Inc. (the "Company"), was incorporated in the State of Delaware on July 25, 2024. The Company is a development-stage fintech enterprise focused on comprehensive business, financial, tax and real estate solutions through the use of A1 driven technology applied to wealth management, tax and financial services franchises and membership programs.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the TPFG have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Intangible Assets
Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives (of 15 years) using the straight-line

NOTE 3	CAPITALIZED STARTUP COSTS

Capitalized startup costs consist of consulting, organization, management and software digital development costs. The following is an analysis as of October 31, 2024.

Contributions	
Consulting	58,000
Management	98,250
Software	38,087
Organization	1,750
Total Contributions	196,087

See Accountant's audit report and balance sheet which accompany these notes.

NOTE 4	STOCKHOLDERS' EQUITY

The following is an analysis of common stock as of October 31, 2024:

Par value is $0.0001 per share.
Shares authorized are 100,000,000.
Shares issued are 10,000,000.

NOTE 5	PROSPECTIVE ASSET ACQUISITIONS

The Company has signed a Letter of Intent ("LOI") to acquire all the assets of Tax Pros Franchising Corp. and its affiliate Tax Pros WealthBuilders Inc. (collectively known as "TPFC"). The acquisition of these entities will allow TPFG Enterprises to evolve into a multi-billion-dollar entity with its digital age proprietary AI driven technology through the rollout of Tax Pros Express® Franchise and the inception of Tax Pros Wealth Builders (TPWB) Inc., a dedicated platform for wealth management services.

The LOI is non-binding and serves as a framework for the negotiation and preparation of a definitive purchase agreement between the parties. The assets will include, but is not limited to, proprietary software, business processes, franchise agreements, trademarks, including, but not limited to "TaxPros CFO" and "Tax Pros Express," as well as any associated goodwill. The total consideration will be Seven Hundred Thousand Dollars ($700,000).

Funding for the LOI will be provided vis a vis a platform listing agreement with ChainRaise Portal LLC, a funding portal. The Company will utilize Section 3(a)(80) of the Securities Exchange Act of 1934, to raise capital from investors in an offering that is exempt from registration under the Securities Act of 1933, pursuant to Section 4(a)(6) ("crowdfunding exemption"). The platform listing agreement allows the Company to raise a maximum aggregate amount of $5 million over a 12-month period.

See Accountant's audit report and balance sheet which accompany these notes.

EXHIBIT B

Video Transcript

Welcome to TPFG Enterprise. My name is Winston Thompson. You may know me as the author of the Roadmap for Success. I've been the CEO and founder of the firm Thompson Company, a tax advisory firm for over 33 years. And as a sought after consultant and advisor, I've experienced and learned many challenges that are faced by our financial service professionals.

I'm talking about CPAs, accountants. Tax preparers, financial and wealth managers, as well as insurance professionals. What is the main problem? Limited client services, and as a result, limited revenues. It's because of this that I was inspired to write my book, but even more so to create a comprehensive and disruptive digital age FinTech solution for all sectors of the industry.

The development of our proprietary AI driven technology gives us a competitive advantage that will not only drive and empower our franchise owners, it will provide turnkey solutions and resources with up to date compliance and enhanced scalability tools for multiple industries as well. Our technology was inspired as an ideal market fit for the financial services sector, but We soon realized that this innovation is applicable as an enterprise solution for multiple service industry providers for greater market penetration.

Through our partnerships, it has helped expand our ecosystem and enable us to make our solution more agile and cost effective, thus increasing our revenue potential. The use of our proprietary data driven software as a model Enable us to reduce cost, optimize and increase our user experience. That's an exciting feature as well.

So what exactly does this mean? In essence, the implementation model, which we have confer will monetize our solution with an increased market share, along with extending the lifetime value and reduce customer acquisition costs, as well as go to market timeline that will be reduced as well. This will substantially enable us to offer greater sustainability.

Gain great attraction and generate cash flow. That's exciting as well. We're proud to have assembled an experienced leadership team of licensed professionals and firm owners with over 200 years of experience, tried and tested to help us and our partners achieve tremendous success. In doing so, we have positioned ourselves to have a strong competitive edge, which we strongly believe will enable us to grow into a multi billion dollar company.

Our newly created TPFG Enterprise company is 100 percent debt free and we'll be prepared to acquire additional companies to achieve our goal and continued growth and sustainability. So my team and I are tremendously grateful for this innovative game changing opportunity and greatly needed solution which we will provide.

We hope you'll be able to join us and be part of our exciting goals. Looking forward to see you soon. Have a great day